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     For period ending 010-31-95
     File Number 811-7470

     77.C.  Matters submitted to a vote of securities holders.

                               The following matter was submitted to a vote of
     securities holders at a special meeting of shareholders of Heritage Series Trust - Small Cap Stock Fund (the "Fund") held on August 7, 1995:

                               (1)     Approval of a new Subadvisory Agreement
     between Heritage Asset Management, Inc. and Eagle Asset Management, Inc. on behalf of the Fund: 1,302,045.577 shares were voted in favor of, 50,836.027 shares were voted against, and 83,,151.271 abstained from voting on the motion to approve the new Subadvisory Agreement between Heritage Asset Management, Inc. and Eagle Asset Management, Inc. on behalf of the Fund.
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